Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Second Quarter Fiscal 2017 Gross Margin Improves 2%,

Up to 38% from 36% in 2016

Newton, MA, May 15, 2017 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced continued success in its efforts to improve gross profit margin in the Company’s operating segments.

“I am happy to report that both of our operating segments continued to be profitable both for the quarter and six months ended March 31, 2017, showing continued improvements in gross profit margin,” said CEO Peter Sulick. “Our operating businesses are continuing to make strides in improving yields and productivity. For both the quarter and the six months, the Company realized a 2% overall improvement in margin despite an overall reduction in revenue from the prior year. The revenue reduction in these periods is the result of certain one-time revenue opportunities the Company was able to take advantage of in the first half of 2016, the effect of the devaluation in the British currency and a softening of revenue in project revenue at RMD. Despite this, the Company’s profitability was roughly equivalent to the prior year before the reversal of the deferred tax valuation.”

Certain key metrics by segment for the current quarter and the same period last year are presented below:

Results of Operations for the Three Months Ended March 31, 2017
	Optics	Contract Research	Biomedical	Total
Revenue	$5,281,000	$4,804,000	$-	$10,085,000
Gross profit	1,913,000	1,875,000	-	3,788,000
GM %	36%	39%	-	38%
Operating expenses	1,597,000	1,802,000	392,000	3,791,000
Operating income (loss)	$316,000	$73,000	$(392,000)	$(3,000)

Results of Operations for the Three Months Ended March 31, 2016
	Optics	Contract Research	Biomedical	Total
Revenue	$6,428,000	$4,868,000	$-	$11,296,000
Gross profit	2,208,000	1,870,000	-	4,078,000
GM %	34%	38%	-	36%
Operating expenses	1,882,000	1,800,000	355,000	4,037,000
Operating income (loss)	$326,000	$70,000	$(355,000)	$41,000

“Our Optics segment revenue decreased $1.1 million in the second quarter of 2017 as compared to the same period last year. This decrease primarily resulted from initial system orders and a safety stock sale to a large U.K. customer in the second quarter of fiscal year 2016. The second quarter of fiscal year 2017 represented a more normalized shipping schedule for this customer,” continued Mr. Sulick. “Our Contract Research segment revenue was essentially equal to that of the same three month period in 2016. The research revenue was somewhat lower, but offset in part by increased commercial product revenue for items originally developed by the research teams, including shipments of our CLYC scintillation crystals to Thermo Fisher Scientific for use in their RadEye SPRD-GN spectroscopic personal radiation detectors.”

Dynasil’s net income (loss) attributable to common stockholders was approximately ($0.1) million or ($0.00) per share for the quarter ended March 31, 2017 and approximately breakeven of ($0.00) per share for the quarter ended March 31, 2016.

Earnings attributable to common stockholders for the six months ended March 31, 2017 were $2.8 million or $0.16 per common share, largely as the result of a U.S. income tax benefit resulting from the deconsolidation for tax purposes of Xcede Technologies, Inc., the Company’s tissue sealant technology development joint venture. Because of the previously discussed Xcede Technologies’ transactions in November 2016, Dynasil’s ownership percentage in Xcede decreased to less than 80% and Dynasil will no longer include Xcede in its consolidated federal tax return, which resulted in an income tax benefit in the amount of $2.7 million for the six months ended March 31, 2017.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today, Monday, May 15, 2017. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page at or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. Actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors, including without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of its resorbable hemostatic patch, clinical results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company's Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	March 31, 2017	September 30, 2016
ASSETS
Current Assets
Cash and cash equivalents	$2,299,000	$2,607,000
Accounts receivable, net	3,325,000	3,502,000
Costs in excess of billings and unbilled receivables	880,000	1,208,000
Inventories, net of reserves	3,965,000	3,726,000
Prepaid expenses and other current assets	1,148,000	1,078,000
Total current assets	11,617,000	12,121,000

Property, Plant and Equipment, net	6,802,000	7,223,000
Other Assets
Intangibles, net	1,057,000	1,067,000
Deferred tax asset	2,649,000	-
Goodwill	5,838,000	5,898,000
Security deposits	13,000	60,000
Total other assets	9,557,000	7,025,000

Total Assets	$27,976,000	$26,369,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,979,000	$2,477,000
Capital lease obligations, current	100,000	105,000
Convertible notes	-	3,085,000
Accounts payable	1,205,000	1,627,000
Deferred revenue	99,000	238,000
Accrued expenses and other liabilities	2,335,000	2,955,000
Total current liabilities	5,718,000	10,487,000

Long-term Liabilities
Long-term debt, net of current portion	1,384,000	736,000
Capital lease obligations, net of current portion	123,000	173,000
Deferred tax liability	246,000	263,000
Other long-term liabilities	35,000	43,000
Total long-term liabilities	1,788,000	1,215,000

Stockholders' Equity
Dynasil stockholders' equity	18,913,000	14,973,000
Noncontrolling interest	1,557,000	(306,000)
Total stockholders' equity	20,470,000	14,667,000

Total Liabilities and Stockholders' Equity	$27,976,000	$26,369,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2017	2016	2017	2016
Net revenue	$10,085,000	$11,296,000	$19,228,000	$22,493,000
Cost of revenue	6,297,000	7,218,000	11,915,000	14,451,000
Gross profit	3,788,000	4,078,000	7,313,000	8,042,000
Operating expenses:
Sales and marketing	328,000	343,000	593,000	678,000
Research and development	335,000	277,000	531,000	565,000
General and administrative	3,128,000	3,417,000	6,115,000	6,600,000
Gain on sale of assets	-	-	-	(4,000)

Total operating expenses	3,791,000	4,037,000	7,239,000	7,839,000
Income (loss) from operations	(3,000)	41,000	74,000	203,000
Interest expense, net	45,000	77,000	112,000	136,000
Income (loss) before taxes	(48,000)	(36,000)	(38,000)	67,000
Income tax (credit)	71,000	33,000	(2,658,000)	68,000
Net income (loss)	(119,000)	(69,000)	2,620,000	(1,000)
Less: Net loss attributable to noncontrolling interest	(64,000)	(38,000)	(133,000)	(76,000)
Net income (loss) attributable to common stockholders	$(55,000)	$(31,000)	$2,753,000	$75,000

Net income (loss)	$(119,000)	$(69,000)	$2,620,000	$(1,000)
Other comprehensive income (loss):
Foreign currency translation	65,000	(142,000)	(230,000)	(256,000)
Total comprehensive income (loss)	(54,000)	(211,000)	2,390,000	(257,000)
Less: comprehensive income (loss) attributable to noncontrolling interest	(64,000)	(38,000)	(133,000)	(76,000)
Total comprehensive income (loss) attributable to common stockholders	$10,000	$(173,000)	$2,523,000	$(181,000)

Basic net income (loss) per common share	$(0.00)	$(0.00)	$0.16	$0.00
Diluted net income (loss) per common share	$(0.00)	$(0.00)	$0.16	$0.00

Weighted average shares outstanding
Basic	16,886,628	16,636,950	16,847,679	16,594,074
Diluted	16,886,628	16,636,950	16,847,679	16,650,606